Exhibit 1 Full Year and Fourth Quarter 2020 Earnings Webcast February 26, 2020Exhibit 1 Full Year and Fourth Quarter 2020 Earnings Webcast February 26, 2020

2 About projections and forward-looking statements Additional information about Vista Oil & Gas, S.A.B. de C.V., a sociedad anónima bursátil de capital variable organized under the laws of Mexico (the“Company” or“Vista”) can be found in the“Investors” section on the website at www.vistaoilandgas.com. This presentation does not constitute an offer to sell or the solicitation of any offer to buy any securities of the Company, in any jurisdiction. Securities may not be offered or sold in the United States absent registration with the U.S. Securities Exchange Commission(“SEC”), the Mexican National Securities Registry held by the Mexican National Banking and Securities Commission(“CNBV”) or an exemption from such registrations. This presentation does not contain all theCompany’s financial information. As a result, investors should read this presentation in conjunction with theCompany’s consolidated financial statements and other financial information available on theCompany’s website. All the amounts contained herein are unaudited. Rounding amounts and percentages: Certain amounts and percentages included in this presentation have been rounded for ease of presentation. Percentage figures included in this presentation have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, certain percentage amounts in this presentation may vary from those obtained by performing the same calculations using the figures in the financial statements. In addition, certain other amounts that appear in this presentation may not sum due to rounding. This presentation contains certain metrics that do not have standardized meanings or standard methods of calculation and therefore such measures may not be comparable to similar measures used by other companies. Such metrics have been included herein to provide readers with additional measures to evaluate theCompany’s performance; however, such measures are not reliable indicators of the future performance of the Company and future performance may not compare to the performance in previous periods. No reliance may be placed for any purpose whatsoever on the information contained in this document or on its completeness. Certain information contained in this presentation has been obtained from published sources, which may not have been independently verified or audited. No representation or warranty, express or implied, is given or will be given by or on behalf of the Company, or any of its affiliates (within the meaning of Rule 405 under the Act,“Affiliates”), members, directors, officers or employees or any other person (the“RelatedParties”) as to the accuracy, completeness or fairness of the information or opinions contained in this presentation or any other material discussed verbally, and any reliance you place on them will be at your sole risk. Any opinions presented herein are based on general information gathered at the time of writing and are subject to change without notice. In addition, no responsibility, obligation or liability (whether direct or indirect, in contract, tort or otherwise) is or will be accepted by the Company or any of its Related Parties in relation to such information or opinions or any other matter in connection with this presentation or its contents or otherwise arising in connection therewith. This presentation also includes certain non-IFRS (International Financial Reporting Standards) financial measures which have not been subject to a financial audit for any period. The information and opinions contained in this presentation are provided as at the date of this presentation and are subject to verification, completion and change without notice. This presentation includes“forward-lookingstatements” concerning the future. The words such as“believes,”“thinks,”“forecasts,”“expects,”“anticipates,”“intends,”“should,”“seeks,”“estimates,”“future” or similar expressions are included with the intention of identifying statements about the future. For the avoidance of doubt, any projection, guidance or similar estimation about the future or future results, performance or achievements is a forward-looking statement. Although the assumptions and estimates on which forward-looking statements are based are believed by our management to be reasonable and based on the best currently available information, such forward-looking statements are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. There will be differences between actual and projected results, and actual results may be materially greater or materially less than those contained in the projections. Projections related to production results as well as costs estimations are based on information as of the date of this presentation and reflect numerous assumptions including assumptions with respect to type curves for new well designs and certain frac spacing expectations, all of which are difficult to predict and many of which are beyond our control and remain subject to several risks and uncertainties. The inclusion of the projected financial information in this document should not be regarded as an indication that we or our management considered or consider the projections to be a reliable prediction of future events. As such, no representation can be made as to the attainability of projections, guidances or other estimations of future results, performance or achievements. We have not warranted the accuracy, reliability, appropriateness or completeness of the projections to anyone. Neither our management nor any of our representatives has made or makes any representation to any person regarding our future performance compared to the information contained in the projections, and none of them intends to or undertakes any obligation to update or otherwise revise the projections to reflect circumstances existing after the date when made or to reflect the occurrence of future events in the event that any or all of the assumptions underlying the projections are shown to be in error. We may or may not refer back to these projections in our future periodic reports filed under the Exchange Act. These expectations and projections are subject to significant known and unknown risks and uncertainties which may cause our actual results, performance or achievements, or industry results, to be materially different from any expected or projected results, performance or achievements expressed or implied by such forward-looking statements. Many important factors could cause our actual results, performance or achievements to differ materially from those expressed or implied in our forward-looking statements, including, among other things: uncertainties relating to future government concessions and exploration permits; adverse outcomes in litigation that may arise in the future; general political, economic, social, demographic and business conditions in Argentina, Mexico and in other countries in which we operate; changes in law, rules, regulations and interpretations and enforcements thereto applicable to the Argentine and Mexican energy sectors, including changes to the regulatory environment in which we operate and changes to programs established to promote investments in the energy industry; any unexpected increases in financing costs or an inability to obtain financing and/or additional capital pursuant to attractive terms; any changes in the capital markets in general that may affect the policies or attitude in Argentina and/or Mexico, and/or Argentine and Mexican companies with respect to financings extended to or investments made in Argentina and Mexico or Argentine and Mexican companies; fines or other penalties and claims by the authorities and/or customers; any future restrictions on the ability to exchange Mexican or Argentine Pesos into foreign currencies or to transfer funds abroad; the revocation or amendment of our respective concession agreements by the granting authority; our ability to implement our capital expenditures plans or business strategy, including our ability to obtain financing when necessary and on reasonable terms; government intervention, including measures that result in changes to the Argentine and Mexican, labor markets, exchange markets or tax systems; continued and/or higher rates of inflation and fluctuations in exchange rates, including the devaluation of the Mexican Peso or Argentine Peso; any force majeure events, or fluctuations or reductions in the value of Argentine public debt; changes to the demand for energy; uncertainties relating to the effects of the Covid-19 outbreak; environmental, health and safety regulations and industry standards that are becoming more stringent; energy markets, including the timing and extent of changes and volatility in commodity prices, and the impact of any protracted or material reduction in oil prices from historical averages; changes in the regulation of the energy and oil and gas sector in Argentina and Mexico, and throughout Latin America; our relationship with our employees and our ability to retain key members of our senior management and key technical employees; the ability of our directors and officers to identify an adequate number of potential acquisition opportunities; our expectations with respect to the performance of our recently acquired businesses; our expectations for future production, costs and crude oil prices used in our projections; increased market competition in the energy sectors in Argentina and Mexico; and potential changes in regulation and free trade agreements as a result of U.S., Mexican or other Latin American political conditions. Forward-looking statements speak only as of the date on which they were made, and we undertake no obligation to release publicly any updates or revisions to any forward-looking statements contained herein because of new information, future events or other factors. In light of these limitations, undue reliance should not be placed on forward-looking statements contained in this presentation. Further information concerning risks and uncertainties associated with these forward-looking statements andVista’s business can be found inVista’s public disclosures filed on EDGAR (www.sec.gov) or at the web page of the Mexican Stock Exchange (www.bmv.com.mx). You should not take any statement regarding past trends or activities as a representation that the trends or activities will continue in the future. Accordingly, you should not put undue reliance on these statements. This presentation is not intended to constitute and should not be construed as investment advice. Other Information. Vista routinely posts important information for investors in the Investor Relations support section on its website, www.vistaoilandgas.com. From time to time, Vista may use its website as a channel of distribution of material information. Accordingly, investors should monitorVista’s Investor Relations website, in addition to followingVista’s press releases, SEC filings, public conference calls and webcasts.2 About projections and forward-looking statements Additional information about Vista Oil & Gas, S.A.B. de C.V., a sociedad anónima bursátil de capital variable organized under the laws of Mexico (the“Company” or“Vista”) can be found in the“Investors” section on the website at www.vistaoilandgas.com. This presentation does not constitute an offer to sell or the solicitation of any offer to buy any securities of the Company, in any jurisdiction. Securities may not be offered or sold in the United States absent registration with the U.S. Securities Exchange Commission(“SEC”), the Mexican National Securities Registry held by the Mexican National Banking and Securities Commission(“CNBV”) or an exemption from such registrations. This presentation does not contain all theCompany’s financial information. As a result, investors should read this presentation in conjunction with theCompany’s consolidated financial statements and other financial information available on theCompany’s website. All the amounts contained herein are unaudited. Rounding amounts and percentages: Certain amounts and percentages included in this presentation have been rounded for ease of presentation. Percentage figures included in this presentation have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, certain percentage amounts in this presentation may vary from those obtained by performing the same calculations using the figures in the financial statements. In addition, certain other amounts that appear in this presentation may not sum due to rounding. This presentation contains certain metrics that do not have standardized meanings or standard methods of calculation and therefore such measures may not be comparable to similar measures used by other companies. Such metrics have been included herein to provide readers with additional measures to evaluate theCompany’s performance; however, such measures are not reliable indicators of the future performance of the Company and future performance may not compare to the performance in previous periods. No reliance may be placed for any purpose whatsoever on the information contained in this document or on its completeness. Certain information contained in this presentation has been obtained from published sources, which may not have been independently verified or audited. No representation or warranty, express or implied, is given or will be given by or on behalf of the Company, or any of its affiliates (within the meaning of Rule 405 under the Act,“Affiliates”), members, directors, officers or employees or any other person (the“RelatedParties”) as to the accuracy, completeness or fairness of the information or opinions contained in this presentation or any other material discussed verbally, and any reliance you place on them will be at your sole risk. Any opinions presented herein are based on general information gathered at the time of writing and are subject to change without notice. In addition, no responsibility, obligation or liability (whether direct or indirect, in contract, tort or otherwise) is or will be accepted by the Company or any of its Related Parties in relation to such information or opinions or any other matter in connection with this presentation or its contents or otherwise arising in connection therewith. This presentation also includes certain non-IFRS (International Financial Reporting Standards) financial measures which have not been subject to a financial audit for any period. The information and opinions contained in this presentation are provided as at the date of this presentation and are subject to verification, completion and change without notice. This presentation includes“forward-lookingstatements” concerning the future. The words such as“believes,”“thinks,”“forecasts,”“expects,”“anticipates,”“intends,”“should,”“seeks,”“estimates,”“future” or similar expressions are included with the intention of identifying statements about the future. For the avoidance of doubt, any projection, guidance or similar estimation about the future or future results, performance or achievements is a forward-looking statement. Although the assumptions and estimates on which forward-looking statements are based are believed by our management to be reasonable and based on the best currently available information, such forward-looking statements are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. There will be differences between actual and projected results, and actual results may be materially greater or materially less than those contained in the projections. Projections related to production results as well as costs estimations are based on information as of the date of this presentation and reflect numerous assumptions including assumptions with respect to type curves for new well designs and certain frac spacing expectations, all of which are difficult to predict and many of which are beyond our control and remain subject to several risks and uncertainties. The inclusion of the projected financial information in this document should not be regarded as an indication that we or our management considered or consider the projections to be a reliable prediction of future events. As such, no representation can be made as to the attainability of projections, guidances or other estimations of future results, performance or achievements. We have not warranted the accuracy, reliability, appropriateness or completeness of the projections to anyone. Neither our management nor any of our representatives has made or makes any representation to any person regarding our future performance compared to the information contained in the projections, and none of them intends to or undertakes any obligation to update or otherwise revise the projections to reflect circumstances existing after the date when made or to reflect the occurrence of future events in the event that any or all of the assumptions underlying the projections are shown to be in error. We may or may not refer back to these projections in our future periodic reports filed under the Exchange Act. These expectations and projections are subject to significant known and unknown risks and uncertainties which may cause our actual results, performance or achievements, or industry results, to be materially different from any expected or projected results, performance or achievements expressed or implied by such forward-looking statements. Many important factors could cause our actual results, performance or achievements to differ materially from those expressed or implied in our forward-looking statements, including, among other things: uncertainties relating to future government concessions and exploration permits; adverse outcomes in litigation that may arise in the future; general political, economic, social, demographic and business conditions in Argentina, Mexico and in other countries in which we operate; changes in law, rules, regulations and interpretations and enforcements thereto applicable to the Argentine and Mexican energy sectors, including changes to the regulatory environment in which we operate and changes to programs established to promote investments in the energy industry; any unexpected increases in financing costs or an inability to obtain financing and/or additional capital pursuant to attractive terms; any changes in the capital markets in general that may affect the policies or attitude in Argentina and/or Mexico, and/or Argentine and Mexican companies with respect to financings extended to or investments made in Argentina and Mexico or Argentine and Mexican companies; fines or other penalties and claims by the authorities and/or customers; any future restrictions on the ability to exchange Mexican or Argentine Pesos into foreign currencies or to transfer funds abroad; the revocation or amendment of our respective concession agreements by the granting authority; our ability to implement our capital expenditures plans or business strategy, including our ability to obtain financing when necessary and on reasonable terms; government intervention, including measures that result in changes to the Argentine and Mexican, labor markets, exchange markets or tax systems; continued and/or higher rates of inflation and fluctuations in exchange rates, including the devaluation of the Mexican Peso or Argentine Peso; any force majeure events, or fluctuations or reductions in the value of Argentine public debt; changes to the demand for energy; uncertainties relating to the effects of the Covid-19 outbreak; environmental, health and safety regulations and industry standards that are becoming more stringent; energy markets, including the timing and extent of changes and volatility in commodity prices, and the impact of any protracted or material reduction in oil prices from historical averages; changes in the regulation of the energy and oil and gas sector in Argentina and Mexico, and throughout Latin America; our relationship with our employees and our ability to retain key members of our senior management and key technical employees; the ability of our directors and officers to identify an adequate number of potential acquisition opportunities; our expectations with respect to the performance of our recently acquired businesses; our expectations for future production, costs and crude oil prices used in our projections; increased market competition in the energy sectors in Argentina and Mexico; and potential changes in regulation and free trade agreements as a result of U.S., Mexican or other Latin American political conditions. Forward-looking statements speak only as of the date on which they were made, and we undertake no obligation to release publicly any updates or revisions to any forward-looking statements contained herein because of new information, future events or other factors. In light of these limitations, undue reliance should not be placed on forward-looking statements contained in this presentation. Further information concerning risks and uncertainties associated with these forward-looking statements andVista’s business can be found inVista’s public disclosures filed on EDGAR (www.sec.gov) or at the web page of the Mexican Stock Exchange (www.bmv.com.mx). You should not take any statement regarding past trends or activities as a representation that the trends or activities will continue in the future. Accordingly, you should not put undue reliance on these statements. This presentation is not intended to constitute and should not be construed as investment advice. Other Information. Vista routinely posts important information for investors in the Investor Relations support section on its website, www.vistaoilandgas.com. From time to time, Vista may use its website as a channel of distribution of material information. Accordingly, investors should monitorVista’s Investor Relations website, in addition to followingVista’s press releases, SEC filings, public conference calls and webcasts.

3

2020 highlights

Emerged strengthened from the crisis

Guaranteed business continuity	• Established Covid-19 health protocol to maintain essential oilfield operations under strict HSE policies, with 75% employees working from home • Adopted new protocol to restart drilling, completion and pulling operations in July • Restart of activity led to a production exit rate of 35.0 Mboe/d
Lowered development and operating costs	• Outstanding well performance, with average well 25% above Vista type curve • New well design expected development cost of 8.4 $/boe, increasing our resiliency to low oil price scenarios • Re-based cost structure leading to an 8.0 $/boe lifting cost during 4Q 2020
Increased proved reserves and well inventory	• Booked 128.1 MMboe proved reserves, resulting in an implied reserves replacement ratio of 371% and more than 13 years of reserves life • Added 38.0 MMboe of shale proved reserves in Bajada del Palo Oeste, reflecting higher type curve and 30 new well locations • De-risked Lower Carbonate landing zone in Bajada del Palo Oeste, adding up to 150 wells to inventory (~550 total locations)
Strong focus on sustainability	• Reduced Total Recordable Incident Rate to 0.38 from 1.25 in 2019 • Preparing Sustainability Report, which will be published in April 2021

VISTA OIL & GAS

4

Bajada del Palo Oeste development

Continuous improvement in drilling and completion metrics

Evolution of D&C metrics

DRILLING SPEED


ft/day
+108%
477
726
741
864
796
993
Pad
#1 #2 #3 #4 #5 #6
2019
2020
2021

DRILLING COST PER LATERAL FT [1]


$/ft
(37)%
753
796
601
592
575
472
Pad
#1 #2 #3 #4 #5 #6
2019
2020
2021

COMPLETION COST


$M/stage
(45)%
220
200
189
133
122
120
Pad
#1 #2 #3 #4 #5 #6
2019
2020
2021

D&C COST PER WELL [1]


$MM
(43)%
17.4
15.9
14.3
11.4
10.9
9.9
Pad
#1 #2 #3 #4 #5 #6
2019
2020
2021

Evolution of well design

AVERAGE LATERAL LENGTH


Avg mts/well
2,550
2,117
2,450
2,367
2,444
2,748
Pad
#1 #2 #3 #4 #5 #6
2019
2020
2021

TOTAL FRAC STAGES


Stages
136
143
177
152
196
223
Pad
#1 #2 #3 #4 #5 #6
2019
2020
2021

Note: Dates indicate year of tie-in of each pad

(1) Normalized to a standard well design of 2,800 Mts. lateral length and 47 frac stages well

VISTA OIL&GAS

5 Bajada del Palo Oeste development Increased productivity proves new well design (1) Vaca Muerta wells productivity Bajada del Palo Oeste production Mboe Mboe/d 20 Oil Natural Gas 350 15 Vista wells (2) Vista average well 300 10 1 (3) Vista type curve 2 5 250 0 Mar-19 May-19 Aug-19 Oct-19 Jan-20 Apr-20 Jun-20 Sep-20 Dec-20 200 Relevant Events: 1 ▪ Shut-in shale oil wells due to lowered demand amid Covid-19 pandemic 2 ▪ Partial shut-in of pads #1, #2 and #3 during completion of pad #4 150 Outstanding productivity led to updated type curve Vista average well ▪ Bajada del Palo Oeste production reached 20.2 Mboe/d, 100 performing 25% boosted by tie-in of pads #4 and #5 above type curve ▪ De-risked Lower Carbonate landing zone, increasing the 50 drilling inventory to up to 550 locations ▪ Wells 2063, 2028 and 2061 achieved basin-records for peak oil in a month with 2,260 bbl/d, 2,216 bbl/d and 2,136 bbl/d, 0 respectively 0 30 60 90 120 150 180 Days ▪ Successfully conducted gas lift pilot in pads #1 and #2 (1) Normalized to a standard well design of 2,800 mts lateral length and 47 frac stages well (2) Average cumulative production of wells in pads #1 to #4 after 128 days (3) EUR: 1.52 MMboe5 Bajada del Palo Oeste development Increased productivity proves new well design (1) Vaca Muerta wells productivity Bajada del Palo Oeste production Mboe Mboe/d 20 Oil Natural Gas 350 15 Vista wells (2) Vista average well 300 10 1 (3) Vista type curve 2 5 250 0 Mar-19 May-19 Aug-19 Oct-19 Jan-20 Apr-20 Jun-20 Sep-20 Dec-20 200 Relevant Events: 1 ▪ Shut-in shale oil wells due to lowered demand amid Covid-19 pandemic 2 ▪ Partial shut-in of pads #1, #2 and #3 during completion of pad #4 150 Outstanding productivity led to updated type curve Vista average well ▪ Bajada del Palo Oeste production reached 20.2 Mboe/d, 100 performing 25% boosted by tie-in of pads #4 and #5 above type curve ▪ De-risked Lower Carbonate landing zone, increasing the 50 drilling inventory to up to 550 locations ▪ Wells 2063, 2028 and 2061 achieved basin-records for peak oil in a month with 2,260 bbl/d, 2,216 bbl/d and 2,136 bbl/d, 0 respectively 0 30 60 90 120 150 180 Days ▪ Successfully conducted gas lift pilot in pads #1 and #2 (1) Normalized to a standard well design of 2,800 mts lateral length and 47 frac stages well (2) Average cumulative production of wells in pads #1 to #4 after 128 days (3) EUR: 1.52 MMboe

6 Bajada del Palo Oeste development Top productivity compared to both Permian and Vaca Muerta wells (1) Permian wells - cumulative 90-day oil production, vintage 2017, 2018, 2019 and 2020 Mbbl/well - normalized to 2,800 meters lateral length Vista wells– 2019 vintage Vista wells– 2020 vintage Other companies wells 350 # Number of Vista wells 300 250 2 6 8 200 150 100 50 0 P75 P50 P25 P10 (2) Vaca Muerta wells - cumulative 90-day oil production Mbbl/well 180 150 5 11 120 90 60 30 0 P75 P50 P25 P10 (1) Oil wells with laterals between 1,900 and 3,000 meters. Companies included: CPE, CXO, FANG, HK, LPI, MTDR, PE, PDCE, PXD, SM, WPX, XEC, EOG and CDEV; Only includes wells drilled in the Delaware, Central Platform and Midland Basins, focused on Wolfcamp formation. Source: Rystad Energy (2) Source: Argentine Secretariat of Energy. All horizontal oil wells included. Source: Chapter IV – Argentine Secretariat of Energy6 Bajada del Palo Oeste development Top productivity compared to both Permian and Vaca Muerta wells (1) Permian wells - cumulative 90-day oil production, vintage 2017, 2018, 2019 and 2020 Mbbl/well - normalized to 2,800 meters lateral length Vista wells– 2019 vintage Vista wells– 2020 vintage Other companies wells 350 # Number of Vista wells 300 250 2 6 8 200 150 100 50 0 P75 P50 P25 P10 (2) Vaca Muerta wells - cumulative 90-day oil production Mbbl/well 180 150 5 11 120 90 60 30 0 P75 P50 P25 P10 (1) Oil wells with laterals between 1,900 and 3,000 meters. Companies included: CPE, CXO, FANG, HK, LPI, MTDR, PE, PDCE, PXD, SM, WPX, XEC, EOG and CDEV; Only includes wells drilled in the Delaware, Central Platform and Midland Basins, focused on Wolfcamp formation. Source: Rystad Energy (2) Source: Argentine Secretariat of Energy. All horizontal oil wells included. Source: Chapter IV – Argentine Secretariat of Energy

7 Proved Reserves as of December 31, 2020 Increase driven by Vaca Muerta Development (1) Proved reserves evolution Key drivers MMboe ▪ Added 30 locations after completing 3 additional 4-well shale oil pads in Bajada del (3) Palo Oeste ▪ EUR per well increased by ∼10% based on well productivity ▪ Lifting cost efficiency extends economic limit of wells ▪ Productivity and development cost reduction offset 25% decrease in oil price assumption to 42.0 $/bbl from 55.9 $/bbl in 2019 (2)▪ Shale reserves represent 70% of total proved reserves (4) Total Reserves Replacement Ratio Oil Reserves Replacement Ratio 371% 512% (1) 1 cubic meter of oil = 6.2898 barrels of oil; 1,000 cubic meters of gas = 6.2898 barrels of oil equivalent (2) Net additions are calculated as the difference between: (i) YE 2020 proved reserves and; (ii) the YE 2019 proved reserves minus the 2020 total production (3) Proved reserves were certified by DeGolyer and MacNaughton (for Argentina assets) and Netherland Sewell & Associates (for Mexico assets), under SEC methodology (4) Includes crude oil and condensate, and NGL; NGLs represent less than 1% of total reserves7 Proved Reserves as of December 31, 2020 Increase driven by Vaca Muerta Development (1) Proved reserves evolution Key drivers MMboe ▪ Added 30 locations after completing 3 additional 4-well shale oil pads in Bajada del (3) Palo Oeste ▪ EUR per well increased by ∼10% based on well productivity ▪ Lifting cost efficiency extends economic limit of wells ▪ Productivity and development cost reduction offset 25% decrease in oil price assumption to 42.0 $/bbl from 55.9 $/bbl in 2019 (2)▪ Shale reserves represent 70% of total proved reserves (4) Total Reserves Replacement Ratio Oil Reserves Replacement Ratio 371% 512% (1) 1 cubic meter of oil = 6.2898 barrels of oil; 1,000 cubic meters of gas = 6.2898 barrels of oil equivalent (2) Net additions are calculated as the difference between: (i) YE 2020 proved reserves and; (ii) the YE 2019 proved reserves minus the 2020 total production (3) Proved reserves were certified by DeGolyer and MacNaughton (for Argentina assets) and Netherland Sewell & Associates (for Mexico assets), under SEC methodology (4) Includes crude oil and condensate, and NGL; NGLs represent less than 1% of total reserves

8 2020 Financial overview Mantained solid cash position in a low demand and price environment (1) FY 2020 Cash flow Highlights $MM ▪ Positive cash flow from operating activities in 93.8 a low realized price environment ▪ Cash flow from investing activities in Q4-20 was 55.9 $MM, more than 2x compared to the average paid in Q2-20 and Q3-20 ▪ Accelerated CAPEX plan with two drilling rigs in 2H 2020 on the back of strong returns, driven by lower development and operating costs, and improved visibility on oil price; reverted to one drilling rig by 2020 year-end (3) (2) ▪ Financed 2H 2020 CAPEX acceleration and 2020 maturities mainly with local debt capital markets (1) Cash is defined as Cash and cash equivalents (2) Excludes 20 $MM of cash and cash equivalents held by Aleph Midstream S.A. (3) For the purpose of this graph, cash flow from financing activities is the sum of: (i) cash flow from financing activities for 30.9 $MM; (ii) effects of exchange rate changes on the balance of cash held in foreign currencies for (1.5) $MM; and (iii) the variation in Government bonds for (3.7) $MM8 2020 Financial overview Mantained solid cash position in a low demand and price environment (1) FY 2020 Cash flow Highlights $MM ▪ Positive cash flow from operating activities in 93.8 a low realized price environment ▪ Cash flow from investing activities in Q4-20 was 55.9 $MM, more than 2x compared to the average paid in Q2-20 and Q3-20 ▪ Accelerated CAPEX plan with two drilling rigs in 2H 2020 on the back of strong returns, driven by lower development and operating costs, and improved visibility on oil price; reverted to one drilling rig by 2020 year-end (3) (2) ▪ Financed 2H 2020 CAPEX acceleration and 2020 maturities mainly with local debt capital markets (1) Cash is defined as Cash and cash equivalents (2) Excludes 20 $MM of cash and cash equivalents held by Aleph Midstream S.A. (3) For the purpose of this graph, cash flow from financing activities is the sum of: (i) cash flow from financing activities for 30.9 $MM; (ii) effects of exchange rate changes on the balance of cash held in foreign currencies for (1.5) $MM; and (iii) the variation in Government bonds for (3.7) $MM

9

2020 key metrics

Results driven by solid recovery during the second half of the year

	2020	2019	y-o-y (%)
P1 Reserves	**128.1 MMboe**	101.8 MMboe	+26%
Total production	**26.6 Mboe/d**	29.1 Mboe/d	(9)%
Oil production	**18.3 Mbbl/d**	18.2 Mbbl/d	+0.4%
Oil realized price	**37.2 $/bbl**	53.0 $/bbl	(30)%
Revenue	**274 $MM**	416 $MM	(34)%
Lifting Cost	**9.0 $/boe**	10.8 $/boe	(17%)
Adj. EBITDA [1]	**96 $MM**	171 $MM	(44)%
CAPEX	**224 $MM**	224 $MM	0%
Cash at period end	**203 $MM**	240 $MM [2]	(15)%

2020 PRODUCTION


Mboe/d
30
20
10
0
Q1-20
Q2-20
Q3-20
Q4-20

2020 ADJ. EBITDA


$MM
40
30
20
10
0
Q1-20
Q2-20
Q3-20
Q4-20

2020 CAPEX


$MM
100
80
60
40
20
0
Q1-20
Q2-20
Q3-20
Q4-20

(1) Adj. EBITDA = Net (loss) / profit for the period + Income tax (expense) / benefit + Financial results, net + Depreciation + Restructuring and Reorganization expenses + Loss for impairment of assets+ Other adjustments

(2) Excludes 20 $MM of cash and cash equivalents held by Aleph Midstream S.A.

VISTA OIL&GAS

10

Q4 2020 key metrics and highlights

Solid recovery of key operational and financial metrics

30.6 Mboe/d +21% q-o-q Production [1]	**23.1** Mbbl/d +31% q-o-q Oil Production	**80** $MM +14% q-o-q Revenue	**8.0** $/boe (19)% q-o-q Lifting Cost
36 $MM +48% q-o-q Adj. EBITDA [2]	**97** $MM +163% q-o-q CAPEX [4]	**203** $MM Cash at end of period	**337** $MM Net debt [3]

(1) Includes natural gas liquids (NGL) and excludes flared gas, injected gas and gas consumed in operations

(2) Adj. EBITDA = Net (loss) / profit for the period + Income tax (expense) / benefit + Financial results, net + Depreciation + Restructuring and Reorganization expenses + Loss for impairment of assets+ Other adjustments

(3) Net Debt: Current borrowings (190.2 $MM) + Non-current borrowings (349.6 $MM) – Cash and cash equivalents (202.9 $MM) = 336.8 $MM

(4) Property, plant and equipment additions

VISTA OIL&GAS

11 Production Back to profitable growth driven by Bajada del Palo Oeste development (1) TOTAL PRODUCTION OIL PRODUCTION NATURAL GAS PRODUCTION Mboe/d Mbbl/d MMm3/d +2% +23% (33)% +21% +31% 23.1 30.6 30.0 1.69 (3)% 25.4 18.7 17.5 1.16 1.12 Q4-19 Q3-20 Q4-20 Q4-19 Q3-20 Q4-20 Q4-19 Q3-20 Q4-20 ▪ Total production recovered to Q4 2019 levels driven by oil production increase of 23% ▪ Sequential oil production growth of 31% driven by outstanding results of pad #4 and early tie-in of pad #5 (1) LPG production in Q4 2020 totaled 518 boe/d, compared to 587 boe/d in Q3 2020 and 675 boe/d in Q4 201911 Production Back to profitable growth driven by Bajada del Palo Oeste development (1) TOTAL PRODUCTION OIL PRODUCTION NATURAL GAS PRODUCTION Mboe/d Mbbl/d MMm3/d +2% +23% (33)% +21% +31% 23.1 30.6 30.0 1.69 (3)% 25.4 18.7 17.5 1.16 1.12 Q4-19 Q3-20 Q4-20 Q4-19 Q3-20 Q4-20 Q4-19 Q3-20 Q4-20 ▪ Total production recovered to Q4 2019 levels driven by oil production increase of 23% ▪ Sequential oil production growth of 31% driven by outstanding results of pad #4 and early tie-in of pad #5 (1) LPG production in Q4 2020 totaled 518 boe/d, compared to 587 boe/d in Q3 2020 and 675 boe/d in Q4 2019

12

Revenues and pricing

Sequential recovery driven by increase in oil production

REVENUES


$MM
(18)%
+14%
96.4
69.9
79.5
Q4-19
Q3-20
Q4-20

AVERAGE CRUDE OIL PRICE


$/bbl
(17)%
48.1
39.1
40.1
Q4-19
Q3-20
Q4-20

AVERAGE NATURAL GAS PRICE


$/MMBtu
(27)%
2.2
2.2
1.6
Q4-19
Q3-20
Q4-20

- 14% q-o-q increase driven by both higher crude oil production and realized price

- Continued marketing strategy of spot sales to international markets by exporting 17% of Q4-20 volumes
- Realized crude oil price y-o-y decrease driven by 27% decline of Brent price

- Y-o-y decrease mainly driven by lower price in the industrial segment due to softer demand

VISTA OIL&GAS

13 Lifting Cost Continued to achieve cost efficiencies (1) LIFTING COST LIFTING COST PER BOE $MM $/boe (12)% (14)% 25.7 9.9 9.3 23.0 22.6 8.0 30.6 30.0 25.4 Q4-19 Q3-20 Q4-20 Q4-19 Q3-20 Q4-20 Lifting cost per boe Total production (Mboe/d) ▪ Y-o-y decrease in lifting cost, with activity back at Q4 2019 levels, captured the re-basing of our cost structure ▪ Q-o-q lifting cost per boe reduction driven by increase in production (1) Lifting cost includes production, transportation, treatment and field support services; excludes crude stock fluctuations, depreciation, royalties, direct taxes, commercial, exploration and G&A costs 13 Lifting Cost Continued to achieve cost efficiencies (1) LIFTING COST LIFTING COST PER BOE $MM $/boe (12)% (14)% 25.7 9.9 9.3 23.0 22.6 8.0 30.6 30.0 25.4 Q4-19 Q3-20 Q4-20 Q4-19 Q3-20 Q4-20 Lifting cost per boe Total production (Mboe/d) ▪ Y-o-y decrease in lifting cost, with activity back at Q4 2019 levels, captured the re-basing of our cost structure ▪ Q-o-q lifting cost per boe reduction driven by increase in production (1) Lifting cost includes production, transportation, treatment and field support services; excludes crude stock fluctuations, depreciation, royalties, direct taxes, commercial, exploration and G&A costs

14

Adjusted EBITDA

Solid Adj. EBITDA margin y-o-y improvement driven by cost efficiency and well productivity


ADJ. EBITDA (1)
$MM
+1%
35.7
+48%
35.9
24.2
Q4-19
Q3-20
Q4-20


ADJ. EBITDA MARGIN
%
+8p.p.
+10p.p.
45%
37%
35%
48.1
39.1
40.1
Q4-19
Q3-20
Q4-20
Adj. EBITDA margin
Realized crude oil price ($/bbl)


NETBACK (2)
$/boe
(2)%
12.9
+22%
12.7
10.4
34.9
29.9
28.2
Q4-19
Q3-20
Q4-20
Netback
Revenues per boe (3)

- Sequential increase of 48% boosts Adj. EBITDA back to Q4 2019 levels
- Adj. EBITDA margin increased 8p.p. y-o-y offsetting a 17% decrease in realized oil price and 27% decrease in realized natural gas price
- Netback flat y-o-y as cost efficiencies offset 19% decline in revenues per boe

(1) Adj. EBITDA = Net (loss) / profit for the period + Income tax (expense) / benefit + Financial results, net + Depreciation + Restructuring and Reorganization expenses + Loss for impairment of assets+ Other adjustments
(2) Netback = Adj. EBITDA (in $MM) divided by total production (in MMboe)
(3) Revenues per boe = Total revenues (in $MM divided) by total production (in MMboe)

VISTA OIL & GAS

15 Q4 2020 Financial overview Solid cash position allowed us to ramp up activity (1) Q4 2020 Cash flow Highlights $MM ▪ Strong operation cash flow, which increased 41% q-o-q ▪ CAPEX during Q4-20 totaled 97.5 $MM, and 55.9 $MM were paid during the quarter ▪ Raised 20 $MM in bond issuances in the Argentine capital market (2) (1) Cash is defined as Cash and cash equivalents (2) For the purpose of this graph, cash flow from financing activities is the sum of: (i) cash flow from financing activities for 8.8 $MM; (ii) effects of exchange rate changes on the balance of cash held in foreign currencies for (1.0) $MM; and (iii) the variation in Government bonds for (1.0) $MM15 Q4 2020 Financial overview Solid cash position allowed us to ramp up activity (1) Q4 2020 Cash flow Highlights $MM ▪ Strong operation cash flow, which increased 41% q-o-q ▪ CAPEX during Q4-20 totaled 97.5 $MM, and 55.9 $MM were paid during the quarter ▪ Raised 20 $MM in bond issuances in the Argentine capital market (2) (1) Cash is defined as Cash and cash equivalents (2) For the purpose of this graph, cash flow from financing activities is the sum of: (i) cash flow from financing activities for 8.8 $MM; (ii) effects of exchange rate changes on the balance of cash held in foreign currencies for (1.0) $MM; and (iii) the variation in Government bonds for (1.0) $MM

16

2021 Guidance

	2021	Key drivers	Expected y-o-y change
Shale oil wells	16 wells tied-in	Development of La Cocina and Orgánico landing zones	36 shale oil wells producing at year end
Production	37.0 - 38.0 Mboe/d	Strong y-o-y growth every quarter; Exit rate of 40.0 Mboe/d	~40%
Lifting cost	<8.0 $/boe	Continued focus on cost efficiency and economies of scale	~(12)%
Adj. EBITDA [1]	275 $MM	Based on a conservative realized oil price of 45 $/bbl	+186%
CAPEX	275 $MM	No Adj. EBITDA outspend	+23%
Gross debt [2]	~500 $MM	Stable y-o-y	0%

(1) Adj. EBITDA = Net (loss) / profit for the period + Income tax (expense) / benefit + Financial results, net + Depreciation + Restructuring and Reorganization expenses + Loss for impairment of assets+ Other adjustments

(2) Excludes accrued interests

VISTA OIL & GAS

17 Closing remarks17 Closing remarks

THANKS! Q&A 18THANKS! Q&A 18